Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, DC 20006 Tel. +1.202.373.6000 Fax: +1.202.373.6001 www.morganlewis.com
Laura E. Flores Partner +1.202.373.6101 laura.flores@morganlewis.com

VIA EDGAR

March 4, 2015

Derek Newman Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    Rydex ETF Trust; File Nos. 333-101625 and 811-21261

Dear Mr. Newman:

This letter responds to comments provided with respect to Post-Effective Amendment No. 29 (the “Registration Statement”), which was filed on December 23, 2014 to reflect a change in the Underlying Index of the Guggenheim MSCI Emerging Markets Equal Weight ETF (the “Fund”), a series of Rydex ETF Trust (the “Registrant”), as well as related changes to the Fund’s investment objective and principal investment strategies. For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

Prospectus Comments:

1.
Comment. In the Fund’s “Principal Investment Strategies” discussion, please consider providing a plain English description of the “free float-adjusted” methodology used by the MSCI Emerging Markets Index.

Response. We have incorporated the suggested plain English description of the “free float-adjusted” methodology under the “Description of MSCI Underlying Index” section in the Fund’s SAI because the Registrant believes this level of detail is more appropriate in that section.

2.	Comment. In the second paragraph under “Principal Investment Strategies”, please clarify that the reference to a representative sample of “securities” includes common stock.

Response. We have clarified the disclosure as requested.

3.
Comment. Please confirm the reference to “other investment funds” in the penultimate paragraph of the Fund’s “Principal Investment Strategies” section does not include private investment funds. If it does, please augment the Fund’s disclosure as appropriate.

Response. The Registrant has confirmed that the reference to “other investment funds” does not currently contemplate private investment funds. If the Fund invests in private investment funds in the future, the Fund’s disclosure would be revised to disclose that fact as appropriate.

4.	Comment. Please revise the Fund’s “Geographic Concentration Risk” disclosure to include risk disclosure concerning the Fund’s exposure to Russia and Eastern Europe, if appropriate.

Response. We have revised the disclosure as requested.

5.	Comment. Under “Performance Information”, please include disclosure regarding the change in the Fund’s Underlying Index.

Response. We have revised the disclosure as requested.

6.	Comment. Under “Tax Information” in the Fund’s Summary Section, please disclose that investments through a tax advantaged account may be subject to taxation upon withdrawal.

Response. We have revised the disclosure as requested.
SAI Comment:

7.
Comment. With regard to the “Local Market Holiday Schedules and Redemption Cycles” information reported in Appendix B of the Fund’s SAI, please confirm all settlement periods are consistent with the settlement period duration permitted by the Trust’s exemptive relief.

Response. We have confirmed with the Registrant that all settlement periods are consistent with the settlement period duration permitted by the Trust’s exemptive relief.

* * *

The Trust acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores

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